REVIEWED FINANCIAL STATEMENTS

ZeroCheating, Inc.
For the Period Ended December 31, 2022
With Independent Accountant's Review Report

ZeroCheating, Inc.

Financial Statements

Period Ended December 31, 2022

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
ZeroCheating, Inc.
Boca Raton, Florida

I have reviewed the accompanying financial statements of ZeroCheating, Inc., which comprises of the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows from November 22, 2022 ("inception") to December 31, 2022 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

We are required to be independent of ZeroCheating, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA



Plano, Texas
February 25, 2023

ZeroCheating, Inc.

Balance Sheet

	December 31, 2022
Assets	
Current assets:	
Cash and cash equivalents *(note 1)*	**$ -**
Total current assets	**-**
Patent *(note 2)*	**3,550**
Deferred tax asset *(note 1)*	**-**
Total assets	**$ 3,550**
Liabilities and Stockholders' Equity	
Current liabilities:	
Trade payable	**-**
Total current liabilities	**-**
Total long-term liabilities	**-**
Total liabilities	**-**
Commitment and Contingencies *(note 3)*	
Stockholders' equity:	
Class A Common stock, $.00001 par value, 10,000,000 shares authorized, 8,000,000 issued and outstanding *(note 2)*	**80**
Paid-in capital	**68,744**
Retained deficit	**(65,274)**
Total stockholders' equity	**3,550**
Total liabilities and stockholders' equity	**$ 3,550**

See Independent Accountant's Review Report.

ZeroCheating, Inc.

Statement of Operations

	Period from November 22, 2022 (Inception) to December 31, 2022
Revenue	$ -
Expenses:	
Finance facilitation fee	6,000
Marketing	-
Legal expenses	6,000
Research and development *(note 1)*	53,274
Total operating expenses	65,274
Net loss	$ (65,274)

See Independent Accountant's Review Report.

ZeroCheating, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock shares - $.00001	Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at November 22, 2022 (date of inception)	**$ -**	**$ -**	**$ -**	**$ -**
Common stock issued	80	68,744	-	68,824
Net Loss	-		(65,274)	(65,274)
Balance at December 31, 2022	**$ 80**	**$ 68,744**	**$ (65,274)**	**$ 3,550**

See Independent Accountant's Review Report.

ZeroCheating, Inc.

Statement of Cash Flows

	Period from November 22, 2022 (Inception) to December 31, 2022
Operating activities	
Net loss	$ (65,274)
Increase in trade payable	-
Net cash used in operating activities	(65,274)
Investing activities	
Patent	(3,550)
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	68,824
Net cash provided by financing activities	68,824
Net increase in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

ZeroCheating, Inc.
Notes to Financial Statements
December 31, 2022

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

ZeroCheating, Inc., a development stage entity, was formed on November 22, 2022 ("Inception") in the State of Delaware. The financial statements of ZeroCheating, Inc. (which may be referred to as the "Company", "Grow Space", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

ZeroCheating is a fully automated exam proctoring service that ensures academic honorability with online exam taking. The company's proctoring service focuses on exams at numerous institutions including education, professional associations/certifications, and government related entities. The simple nature of the technology and services allows for wide scale distribution at both a national and international level. The service makes online exams more practical, fair, and secure. The current solutions have discrimination/privacy issues and fail to stop cheating. ZeroCheating is a more effective solution in both areas. First, the company uses a patent-pending camera with a wide-angle lens and 360-degree motion sensor. The wide-angle lens prevents the test taker from using their phone off-camera and the motion sensor detects anyone else in the room. Second, the software includes multiple identity verification methods including facial recognition, retina scanning, fingerprint, and voice recognition. Thus, the person's identity is easier to verify and less likely to have discrimination issues.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: delayed development of camera prototype, delayed software development, positioning the company brand to differentiate its uniqueness compared to existing competition, risk of reputation loss due to technology issues, prospective clients being in long-term contracts, and customers may take long time to sign and implement.

In addition, more established companies that currently have products on the market and/or in development may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. Our patent may not be granted or could be unenforceable or ineffective. These adverse conditions could affect the Company's financial condition and the results of its operations.

See Independent Accountant's Review Report.

During the next 12 months, the Company intends to operate (develop camera prototype and software, testing of the software, legal, payroll and website development) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, the Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic No. 606. Revenues are recognized when services are provided to the customers, in an amount that is expected in exchange for those services. The Company recognizes revenue when all the following criteria are met:

- There is persuasive evidence of an agreement
- Service have been delivered
- The fee is fixed and determinable
- Collectability is probable, and customer creditworthiness has been verified and approved with payment expected within normal payment terms.

Recent Accounting Pronouncements

The Company has evaluated Recent Accounting Pronouncements and has determined that all such pronouncements either do not apply or their impact is insignificant to the financial statements.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.

Deferred Tax Asset

The Company is taxed as Corporation and files income tax returns in the U.S federal jurisdiction and Delaware State Jurisdiction. The tax benefit asset for federal and state taxes is $13,707 and $5,679, respectively, that may be used to offset future taxable income. Federal net operating Losses (NOLs) carryforwards under Tax Cut and Jobs Act do not expire while state NOLs expires in twenty years. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

Research and development

We incur research and development costs during the process of researching and developing our technologies and future offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

2. Patent

Zero Cheating, Inc. has filed three (3) Patent Applications to protect various concepts for proctoring testing. The technology developed by Zero Cheating, Inc. will significantly reduce or eliminate cheating while enabling administration of tests at any of a variety of locations, including in-person testing and remote testing. Zero Cheating, Inc. will continue to diligently protect their intellectual property as new innovations are conceived.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

> Each share of Common Stock is entitled to one vote. 100% of the issued shares are owned by the founder.

In addition, options for 2 million shares at a strike price of 0.00001 cents per share are issued as of December 31, 2022, details are as follow:
Company and Purchaser acknowledge that Purchaser may have developed intellectual property, acquired assets or otherwise engaged in work on behalf of or for the benefit of the Company or related to the Business. the Purchaser shall have executed and delivered to the Company a Confidential Information and Invention Assignment Agreement and contribution of Assigned Assets to the Company under this

Agreement, the Company will issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, 1,000,000 shares of the Company's restricted Common Stock (the "Shares"), at a purchase price under this Agreement of $0.00001 per share, in consideration for Purchaser's payment of $10.00 (the "Aggregate Purchase Price"). Assigned Assets, collectively refer to the Technology, Derivatives, Intellectual Property Rights, Embodiments and business and marketing plans and records, worldwide marketing rights, customer and supplier lists and records, financial projections, price lists, mailing lists, and other confidential or proprietary information relating to the Technology or Derivative, authored, conceived, developed or designed by Purchaser, related to the Business, and not otherwise already owned by the Company.

For Sarit Levy, as of the November 22, 2022, 27,778 Shares shall vest in equal monthly installments on the last day of each calendar month for 35 months. For so long as the Purchaser continues to provide services to the Company, as either a consultant or employee, on the last day of the 36th month, the remaining 27,770 Shares shall vest. Unless otherwise set forth below, all unvested Shares shall be automatically repurchased by the Company for a repurchase price of $0.00001 per share when Purchaser ceases to provide services to the Company, as either a consultant or employee.

For Matthew Bordy, upon the first anniversary of November 22, 2022, 333,333 of the Shares shall be deemed vested. For so long as the Provider continues to provide services to the Company, as either a consultant or employee, 29,985 of the Shares shall vest on the last day of each calendar month for 23 months beginning on December 22, 2023 and ending December 22, 2025. For so long as the Provider continues to provide services to the Company, as either a consultant or employee, any remaining unvested Shares shall vest on the 3rd anniversary of the Effective Date. Unless otherwise set forth below, all unvested Shares shall be automatically repurchased by the Company for a repurchase price of $0.00001 per share when Provider ceases to provide services to the Company, as either a consultant or employee.

4. Commitments and Contingencies

As of the date of issuance of financials February 25, 2023, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through February 25, 2023, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements.

See Independent Accountant's Review Report.